
06015635


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2006
WASH, D.C.
213
SECTION

24 July, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

SUPPL



Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary

dlw 8/1





Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Form 484 – Change to Company Details (issue of 1,539 shares)	21 July 2006	ASIC
Appendix 3B – Issue of 1,539 shares on exercise of options	21 July 2006	ASX

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,539
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	825 @ $6.32 per share 413 @ $7.70 per share 301 @ $7.99 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 July 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,092,540	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		17,672	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		239,510	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		13,286	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		28,305	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		37,777	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MARIA MANNING (Company secretary) Date: 21 July 2006

Print name: MARIA MANNING

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 1 / 0 7 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	825	$6.32	NIL
ORD	413	$7.70	NIL
ORD	301	$7.99	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 1 / 0 7 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,092,540	$313,352,107	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 1 / 0 7 / 0 6

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No